March 20, 2025

Yogi Jashnani
Chief Executive Officer
Airsculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, FL 33139

       Re: Airsculpt Technologies, Inc.
           Registration Statement on Form S-3
           Filed March 14, 2025
           File No. 333-285825
Dear Yogi Jashnani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Richard S. Bass, Esq.